Exhibit 99.1

2018 Earnings Distribution Proposal

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) informs the 2018 earnings distribution proposal, approved by a majority of the members of its Board of Directors, which will be submitted for the consideration of the Shareholders Meeting (Asamblea de Accionistas) that will take place on March 29, 2019:

PROFIT DISTRIBUTION PROPOSAL
YEAR 2018 (colombian pesos)

Net Profit after provision for income tax	11,556,405,128,649
+ Release of reserves from previous years	3,050,703,491,516
New exploration reserves	2,541,621,888,153
Excess of fiscal depreciation reserve (Art. 130 ET)	509,081,603,363

- Legal reserves of the current year	1,664,722,116,228
Legal Reserve (10%)	1,155,640,512,865
Excess of fiscal depreciation reserve (Art. 130 ET)	509,081,603,363

Available to the Shareholders	12,942,386,503,937
It is proposed to distribute as follow:

For dividend payment:
According to the dividends policy (not taxed) (60% Net income)	6,948,721,402,643
Extraordinary dividend not taxed (20% additional net profit)	2,302,534,902,651
Subtotal:	9,251,256,305,294

For the constitution of Occasional Reserve for sustainability:
Taxed	1,569,967,075,971
Not taxed	2,121,163,122,672
Subtotal:	3,691,130,198,643

Total	12,942,386,503,937
Ordinary dividend payable per share	169
Extraordinary dividend to pay per share	56
Total dividend payable	225

Ordinary payout	60%
Extraordinary payout	20%
Payout total	80%

The proposed earnings distribution follows the Company’s dividend policy to distribute between 40%-60% of net income for the year. Pursuant thereto, the Board approved an earnings distribution of 60% of 2018 net income as an ordinary dividend payment. In addition, considering the solid financial performance of the Company, the over delivery of its targets and its robust cash position at the end of 2018, the Board is also proposing an extraordinary dividend, of exceptional nature, of 20% of net income as well as the establishment of a reserve for the future sustainability of the Company.

Given the above, a $169 peso per share is proposed as earnings distribution in line with the 60% dividend policy in place and $56 pesos per share of an extraordinary dividend as a response to the over delivery of the financial performance of the company, which does not compromise the 2019-2021 business plan announced on February 26, 2019.

The proposed payment dates will be April 25, 2019 (100% ordinary and extraordinary dividend to minority shareholders / 50% of the ordinary dividend to the majority shareholder), June 25, 2019 (50% of the ordinary dividend to the majority shareholder) and September 25, 2019 (100% of the extraordinary dividend to the majority shareholder).

Bogota, February 27, 2018

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co